[KCS LETTERHEAD]

VIA EDGAR

June 23, 2016

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Kansas City Southern

Registration Statement on Form S-4, originally filed May 18, 2016

(File No: 333-211427)

Dear Mr. McWilliams:

Pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced registration statement, as amended, be accelerated so that such registration statement will become effective by 9:00 a.m., New York City time, on Monday, June 27, 2016, or as soon thereafter as possible.

In accordance with your letter, dated June 13, 2016, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kansas City Southern

By:	/s/ David L. Starling
Name:	David L. Starling
Title:	Chief Executive Officer

cc:	Gary Kashar, White & Case LLP

Andrew Weisberg, White & Case LLP

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